FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                 CONSECO, INC.
             (Exact name of registrant as specified in its charter)


        Indiana                                           35-1468632
 (State of incorporation)                              (I.R.S. Employer
                                                      Identification No.)

                         11825 North Pennsylvania Street
                                 Carmel, Indiana
                    (Address of principal executive offices)
                                      46032
                                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
      -------------------                  ------------------------------

10 1/2% Senior Notes due 2004              New York Stock Exchange, Inc.

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [X]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.           Description of Registrant's Securities to be Registered.
-------           --------------------------------------------------------
         The information included under the caption "DESCRIPTION OF THE NOTES" in the Prospectus dated December 16, 1994, filed under Rule 424(b) in connection with the Registration Statement on Form S-3 (33-86934), is incorporated herein by reference.

Item 2.           Exhibits.
-------           ---------
4.       Indenture dated as of December 15, 1994, between CCP
         Insurance, Inc. and LTCB Trust Company, as Trustee, for $200,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2004 was filed with the Commission as Exhibit 4.4 to the Form 10-K of CCP Insurance, Inc. (Commission File No. 1-11197) for the year ended December 31, 1994, and is incorporated herein by this reference.

4.1 First Supplemental Indenture between Conseco, Inc., as successor by merger to CCP Insurance, Inc., and LTCB Trust Company, as Trustee, dated as of August 31, 1995, was filed with the Commission as Exhibit
         4.13.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1995 and is incorporated herein by this reference.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 25th day of March, 1996.

                                       CONSECO, INC.



                                       By:/s/ Lawrence W. Inlow
                                          ------------------------
                                          Lawrence W. Inlow,
                                          Executive Vice President
                                           and General Counsel

G:\LEGAL\FORM.S-8\SENIOR.NTS